SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

January 21, 2004

VEOLIA ENVIRONNEMENT
 (Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F   X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No   X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

PRESS RELEASE

PSA Peugeot Citroen and Veolia Environnement sign partnership contract worth revenue of more than €1 billion

Paris, January 20th, 2004. PSA Peugeot Citroen, Europe’s second biggest automobile manufacturer, has selected Veolia Environnement as its partner to operate the environmental services of its production plants in eastern France, located in Sochaux, Mulhouse, and Vesoul. The contract scope covers all the activities and know-how of Veolia Environnement’s divisions: production and distribution of energies and fluids, general and technical cleaning services, operation of the industrial waste management process, water and wastewater treatment, management and disposal of empty packaging, management of rail tracks and rail motor tractors, power distribution at the sites and the management of specific technical systems.

The contract will be operated by Société d’Environnement et de Services de l’Est, a joint subsidiary set up by PSA Peugeot Citroen and Veolia Environnement. The 10-year contract represents cumulative revenue of over €1 billion for Veolia Environnement. More than 1,000 PSA Peugeot Citroen employees joined the Société d’Environnement et de Services de l’Est on January 1.

Henri Proglio, Chairman and Chief Executive Officer of Veolia Environnement, said: “We are very proud to partner PSA Peugeot Citroen: this contract is the biggest we have ever signed with an industrial company. It’s a success that rewards the efforts we have made over the past few years to increase our services to industry. It also confirms our credibility and illustrates our capacity to support clients in their projects and offer them tailor-made solutions suited to each particular site.”

In 2002, industrial services generated one-third of Veolia Environnement’s revenue. Clients include such major international corporations as Arcelor, Novartis, BP, Solvay, Aventis, Total and Renault.

Veolia Environnement (Paris Euronext : VIE et NYSE : VE) is world leader in environmental services. The company has operations all around the world and provides tailored solutions to meet the needs of industrial and municipal customers in four complementary segments : water, waste management, energy and passager transportation. Veolia Environnement recorded revenue of €30.1 billion in 2002.

Important Disclaimer
Veolia Environnement is a corporation listed at the NYSE and Paris Euronext. This press release contains “forward-looking statements” winthin the meaning of the provisions of the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that Veolia Environnement’s compliance with environmental and labour laws may become more costly in the future; as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission.

Contact analystes et investisseurs institutionnels : Nathalie Pinon +33 1 71 75 01 67

US Investor contact: Brian Sullivan +(1) 941 362 24 35

Press release also available on our web site: http//veoliaenvironnement-finance.com

SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  January 21, 2004

VEOLIA ENVIRONNEMENT
By: /s/ Jérôme Contamine Name: Jérôme Contamine Title: Chief Financial Officer